UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. _2_)*

Tier Technologies Inc

(Name of Issuer)

Common Stock Class B

(Title of Class of Securities)

88650Q100

(Cusip Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 88650Q100	Page 2 of 6 Pages


1.	NAMES OF REPORTING PERSONS
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	Investment Counselors of Maryland, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)[ ]
		(b)[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

5.	SOLE VOTING POWER
NUMBER OF SHARES
	952,700
BENEFICIALLY

6.	SHARED VOTING POWER
OWNED BY EACH
	221,100
REPORTING

7.	SOLE DISPOSITIVE POWER
PERSON
	1,173,800
WITH

8.	SHARED DISPOSITIVE POWER

	--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	1,173,800

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	6.04%

12.	TYPE OF REPORTING PERSON*
	IA

CUSIP No. 88650Q100	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:
		Tier Technologies Inc

	(b) Address of Issuer's Principal Executive Offices
		10780 Parkridge Boulevard
		4th Floor
		Reston, VA  20191

Item 2(a)	Name of Person Filing:

	Investment Counselors of Maryland, LLC

	(b) Address of Principal Business Office or, if none,
Residence:

	803 Cathedral Street
	Baltimore, Maryland  21201-5297

	(c)	Citizenship:

	Delaware

	(d)	Title of Class of Securities:

	Common Stock Class B

	(e)	CUSIP Number:

	88650Q100

Item 3:	Capacity in Which Person is Filing:

	[x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

CUSIP No. 88650Q100	Page 4 of 6 Pages


Item 4:	Ownership:

	As of January 31, 2005:

	(a)	Amount Beneficially Owned:
		1,173,800

	(b)	Percent of class:
		6.04%

	(c)	Number of shares to which such person has:

	(i)	Sole power to vote or to direct the vote:
		952,700

	(ii)	Shared power to vote or to direct the vote:
		221,100

	(iii)	Sole power to dispose or to direct the
disposition of:
		1,173,800

	(iv)	Shared power to dispose or to direct the disposition
of:


Item 5:	Ownership of Five Percent of Less of Class:

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ] Not applicable

CUSIP No. 88650Q100	Page 5 of 6 Pages


Item 6:	Ownership of More than Five Percent on Behalf of
Another Person:

	All of the shares of Common Stock set forth in Item 4 are owned by various investment advisory clients of Investment Counselors of Maryland, LLC, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients and its ability to vote such shares. In all cases, persons other than Investment Counselors of Maryland, LLC have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. No individual client holds more than five percent of the class.

Item 7:	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

	Not applicable.

Item 8:	Identification and Classification of Members of the
Group:

	Not applicable

Item 9:	Notice of Dissolution of Group:

	Not applicable

CUSIP No. 88650Q100	Page 6 of 6 Pages


Item 10:	Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


		Investment Counselors of Maryland, LLC
		By:	/s/ Robert D. McDorman, Jr.

		Robert D. McDorman, Jr.
		Principal

Date:	2/4/05